[Goodwin Procter Letterhead]

October 9, 2015

BY EDGAR AND OVERNIGHT MAIL

Mr. Thomas Kluck

Mr. Coy Garrison

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             American Farmland Company

Amendment No. 2 to the Registration Statement on Form S-11

Filed October 6, 2015

File No. 333-205260

Dear Mr. Kluck:

This letter is submitted on behalf of American Farmland Company (the “Company” or “we”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received during two telephonic conference calls (collectively, the “Telephonic Conferences”) with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-11 (File No. 333-205260) filed with the Commission on August 28, 2015 (“Amendment No. 1”).  The Company subsequently filed Amendment No.2 to the Registration Statement (“Amendment No. 2”) with the Commission on October 6, 2015, which includes changes in response to the Staff’s comments.

For your convenience, the Staff’s comments provided during the Telephonic Conferences have been reproduced in italics herein with responses immediately following each comment.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 1, and page references in the responses refer to Amendment No. 2.  Defined terms used herein but not otherwise defined have the meanings given to them in Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures

1.                                      The Staff requested that the Company revise its disclosure to provide a summary of key inputs and assumptions included in the formal appraisals used to determine the fair value of the Company’s farms in connection with the Company’s calculation of net asset value (“NAV”) per share.

Response to Comment No. 1

The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 104 and 105 to include a section regarding the determination of fair value that details the three approaches to value utilized in the appraisal process as well as a summary of key inputs and significant assumptions included in the formal appraisals the Company has historically relied on in determining the fair value of its farms.

2.                                      The Staff requested that the Company revise its disclosure to include line items in the reconciliation table for NAV per share to show the dilutive effect of the offering on NAV per share as well as the estimated NAV per share after the offering. The Staff also requested the inclusion of a footnote to further describe the dilutive effect of the offering.

Response to Comment No. 2

The Company respectfully notes the Staff’s comment and has revised the reconciliation table for NAV per share on page 106 to include the two requested line items as well as a new footnote to disclose the dilutive effect of the offering.

3.                                      The Staff requested that the Company revise its disclosure to disclose the material limitations associated with the use of NAV per share as a non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure and referred the Company to paragraph (e) of Item 10 of Regulation S-K.

Response to Comment No. 3

The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 105 and 106 to disclose the material limitations associated with the use of NAV per share as a non-GAAP financial measure.

4.                                      The Staff requested that the Company revise its disclosure to clarify whether all other assets and liabilities reflected on the Company’s balance sheet as of each of the dates listed in the reconciliation table for NAV per share approximate fair value such that no other fair value adjustments were necessary.

Response to Comment No. 4

The Company respectfully notes the Staff’s comment and has revised the disclosure on page 105 to clarify that all other assets and liabilities reflected on the Company’s balance sheet as of each of the dates listed in the reconciliation table for NAV per share approximate fair value such that no other fair value adjustments were necessary.

5.                                      The Staff requested that the Company revise its disclosure to clarify whether all post-acquisition capital expenditures and development costs that are capitalized and thereafter added to the cost of all properties are included in net book value for purposes of the fair value analysis.

Response to Comment No. 5

The Company respectfully notes the Staff’s comment and has revised the disclosure on page 105 to clarify that such costs are included in net book value for purposes of the fair value analysis.

6.                                      The Staff requested that the Company revise footnote 1 to the reconciliation table for NAV per share in its prospectus to include the amounts of accumulated depreciation and acquisition related expenses that were expensed.

Response to Comment No. 6

The Company respectfully notes the Staff’s comment and has revised the footnote 1 to the reconciliation table for NAV per share on page 106 to include such amounts.

7.                                      The Staff requested that the Company revise footnote 3 to the reconciliation table for NAV per share in its prospectus to clarify whether NAV per share is net of the specified dividends.

Response to Comment No. 7

The Company respectfully notes the Staff’s comment and has revised the footnote 3 to the reconciliation table for NAV per share on page 106 to make clear that NAV per share is net of the specified dividends.

8.                                      The Staff requested that the Company revise its disclosure to indicate which farm or farms were appraised by each appraiser.

Response to Comment No. 8

The Company respectfully notes the Staff’s comment and has revised the “Experts” section on page 239 to indicate which farm or farms were appraised by each appraiser.

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The Company respectfully believes that the proposed modifications to Amendment No. 2, and the supplemental information contained herein, are responsive to the Staff’s comments.  If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (617) 570-1526.

Sincerely,

/s/ John T. Haggerty

John T. Haggerty

cc:                                Thomas S. T. Gimbel

Geoffrey M. Lewis

American Farmland Company

Paul D. Tropp

Freshfields Bruckhaus Deringer US LLP